                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           NEWMONT MINING CORPORATION
                           --------------------------
                                (Name of Issuer)

                         Common Stock, $1.60 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   651639106
                                 --------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 2, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 10 Pages
                               Exhibit Index:9

                                  SCHEDULE 13D
CUSIP NO. 651639106                                           PAGE 2 OF 10 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                               7,845,234
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                 7,845,234
    With
                          10      Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          7,845,234

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          /x/

13       Percent of Class Represented By Amount in Row (11)

                                          9.10%

14       Type of Reporting Person*

         IA; IN

                                  SCHEDULE 13D
CUSIP NO. 651639106                                           PAGE 3 OF 10 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  /x/
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                905,843
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  905,843
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           905,843

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           /x/

13       Percent of Class Represented By Amount in Row (11)

                                           1.05%

14       Type of Reporting Person*

         IN

                                                              Page 4 of 10 Pages



                 This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $1.60 par value (the "Shares"), of Newmont Mining Corporation (the "Issuer"). This Amendment No. 5 amends the initial statement on Schedule 13D dated April 30, 1993 and all amendments thereto (collectively, the "Initial Statement"). The address of the principal executive office of the Issuer is 1700 Lincoln Street, Denver, Colorado 80203. This Amendment No. 5 is being filed to report the recent disposition of certain of the Shares held for the accounts of the SFM Clients and of the Duquesne Clients (as defined below). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

              Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 7,845,234 (approximately 9.10% of the total number of Shares outstanding, a figure which no longer includes that amount which would be outstanding upon conversion of 8,200 Depository Shares previously held by Quasar, as reported on previous 13D filings, since the Depository Shares were sold on November 14, 1995).

              Prior to January 1, 1996, the Shares reported as beneficially owned by Mr. Druckenmiller were held by funds (previously referred to as "Priority Clients") which were managed by Priority. As of January 1, 1996, Duquesne Capital Management, L.L.C. ("Duquesne LLC") succeeded Priority as investment manager of those funds (hereinafter referred to as "Duquesne Clients"). Mr. Druckenmiller owns a controlling interest in Duquesne LLC. As such, the aggregate number of shares of which Duquesne LLC and Mr. Druckenmiller may be deemed the beneficial owners is 905,843 shares (approximately 1.05% of the total number of Shares outstanding).

              The filing of this statement on a joint basis by Mr. Soros and Mr. Druckenmiller shall not be construed as an admission that Mr. Soros is the beneficial owner of any Shares held or to be held for accounts of the Duquesne Clients nor that Mr. Druckenmiller is the beneficial owner of any Shares held or to be held for the accounts of the SFM Clients.

              (b) SFM has the sole power to direct the voting and disposition of the 7,845,234 Shares held by the SFM Clients.

                   Duquesne LLC has the sole power to direct the voting and disposition of the 905,843 Shares presently held by the Duquesne Clients.

              (c) A schedule identifying all transactions in the Shares effected for the account of the SFM Clients and of the Duquesne Clients since December 8, 1995 (sixty days prior to the date hereof) is included as Annex B hereto and is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions on the New York Stock Exchange. Except for the transactions listed in Annex B, there have been no transactions in the Shares since December 8, 1995 (sixty days prior to the

                                                              Page 5 of 10 Pages


date hereof) by any of the Reporting Persons or other persons identified in response to Item 2 of the Initial Statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              (a) Power of Attorney, dated October 27, 1994, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

              (b) Joint Filing Agreement pursuant to Rule 13d-1(f)(1) among Mr. Soros, Duquesne and Mr. Druckenmiller (filed as Exhibit B to Amendment No. 2 to the Initial Statement and incorporated herein by reference).

                                                              Page 6 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  February 7, 1996           GEORGE SOROS

                                           By:     /s/ Sean C. Warren
                                                   -----------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact


Date:  February 7, 1996

                                           /s/ Stanley F. Druckenmiller
                                           -------------------------------------
                                           Stanley F. Druckenmiller

                                                              Page 7 of 10 Pages


                                    ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                                 Walter Burlock
                             Stanley Druckenmiller
                              Jeffrey L. Feinberg
                                 Arminio Fraga
                                 Gary Gladstein
                               Robert K. Jermain
                                David N. Kowitz
                                Elizabeth Larson
                              Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                  Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                Mark D. Sonnino
                            Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              Page 8 of 10 Pages



                                    ANNEX B
                  RECENT TRANSACTIONS IN CLASS A COMMON STOCK
                                       OF
                           NEWMONT MINING CORPORATION

For the Account of           Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
------------------           -------------------         ---------------------         ----------------        ------------------
SFM Clients
-----------
    Quantum Partners LDC            1/22/96                       Sale                      26,600                   56.501
                                    1/26/96                       Sale                       8,000                   56.438
                                    1/29/96                       Sale                      26,600                   56.500
                                    1/30/96                       Sale                      19,950                   56.771
                                    2/01/96                       Sale                     113,050                   57.464
                                    2/02/96                       Sale                     186,200                   58.961
                                    2/05/96                       Sale                      80,700                   59.538
    Quasar International
    Partners C.V.                   1/22/96                       Sale                      27,000                   56.501
                                    1/26/96                       Sale                       8,100                   56.438
                                    1/29/96                       Sale                      27,000                   56.500
                                    1/30/96                       Sale                      20,250                   56.771
                                    2/01/96                       Sale                     114,750                   57.464
                                    2/02/96                       Sale                     189,000                   58.961
                                    2/05/96                       Sale                      81,900                   59.538
    Quota Fund N.V.
                                    1/22/96                       Sale                      23,600                   56.501
                                    1/26/96                       Sale                       7,100                   56.438
                                    1/29/96                       Sale                      23,600                   56.500
                                    1/30/96                       Sale                      17,700                   56.771
                                    2/01/96                       Sale                     100,300                   57.464
                                    2/02/96                       Sale                     165,200                   58.961
                                    2/05/96                       Sale                      71,600                   59.538

Duquesne Clients                    1/22/96                       Sale                      22,800                   56.501
----------------                    1/26/96                       Sale                       6,900                   56.438
                                    1/29/96                       Sale                      22,800                   56.500
                                    1/30/96                       Sale                      17,100                   56.771
                                    2/01/96                       Sale                      96,900                   57.464
                                    2/02/96                       Sale                     159,600                   58.961
                                    2/05/96                       Sale                      69,200                   59.538
=================================================================================================================================

                                                              Page 9 of 10 Pages


                                EXHIBIT INDEX
                                -------------


                      Exhibit 99.A     Power of Attorney